January 15, 2009
VIA EDGAR
Mr. John Lucas
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-7010

Re:	Vulcan Materials Company
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File Number 001-33841
Dear Mr. Lucas:
     Set forth below are the responses of Vulcan Materials Company to the comments contained in the comment letter of the Staff of the Securities and Exchange Commission, dated December 17, 2008, with respect to the above-referenced filing.
     For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth below, in italics, the text of the Staff’s comments prior to each response in the same order as presented in the Staff’s letter.
Form 10-K for the Fiscal Year Ended December 31, 2007
Item 9A. Controls and Procedures, page 20
     1. Please tell us if there were any changes in your internal control over financial reporting that occurred during this quarter that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.
     We hereby confirm that there were no changes in the Company’s internal control over financial reporting that occurred during the Company’s last fiscal quarter in 2007 that materially affected, or were reasonably likely to materially affect, the Company’s internal control over financial reporting.

John Lucas
January 15, 2009

     We hereby undertake to either describe changes in internal control over financial reporting, or if there have not been any changes, to include in future periodic reports disclosure to the following effect:
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
     There have been no changes in the Company’s internal control over financial reporting that occurred during the last fiscal quarter that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Form 10-Q for the Quarterly Period Ended September 30, 2008
Note 6. Medium Term Investments, page 10
     2. We note that you have classified your investments in funds at The Reserve as medium term investments as of September 30, 2008. Please clarify why you were previously classifying such investments as cash and cash equivalents and why you currently classify such assets as current, rather than long-term. In doing so, please specify if such investments include or included any securities subject to periodic auctions.
     With respect to your inquiry regarding the classification of our investments in funds at The Reserve as cash equivalents in prior periods, we note that Paragraph 8 of Statement of Financial Accounting Standards No. 95, “Statement of Cash Flows” (SFAS No. 95), defines cash equivalents as short-term, highly liquid investments that are a) readily convertible to known amounts of cash, and b) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Paragraph 8 goes on to state that “generally, only investments with original maturities of three months or less qualify under that definition.” Paragraph 9 states that money market funds are commonly considered to be cash equivalents.
     Prior to the September 2008 announcement by Reserve Management Company, Inc. that it was closing certain of its money funds and suspending redemptions, we classified our investments in funds at The Reserve as cash equivalents. Our investments in funds at The Reserve consisted entirely of shares in money market or other money funds. The Company has been an investor in certain of The Reserve funds for nearly five years. Since the time we have been an investor in these funds, they have maintained a constant per-share net asset value of $1.00 per share and investors could withdraw funds on short notice at par. Because our investment in these funds could be converted to known amounts of cash on short notice and there was insignificant risk of principal due to the constant per-share net asset value, these investments in money market and other money funds qualified as cash equivalents under the definition cited above from SFAS No. 95.
     With respect to your inquiry regarding the classification of our investments in funds at The Reserve as current, based upon press releases issued by The Reserve prior to filing our Form

John Lucas
January 15, 2009

10-Q for the quarter ended September 30, 2008 (the “Form 10-Q”) and following its announcement that it was closing certain of its money funds and suspending redemptions from and purchases of certain funds, we believed that redemption would occur within one year from the balance sheet date. Furthermore, we examined the underlying portfolio of assets held by the funds in which we had invested. The overwhelming majority of the underlying assets matured within one year of our balance sheet date, and the longest maturity was less than thirteen months from our balance sheet date. We currently anticipate that The Reserve fund managers will hold the underlying investments until maturity in order to avoid losses and that distributions will occur as cash accumulates from those maturities. For these reasons, our investments in funds at The Reserve were classified as current as of September 30, 2008.
     With respect to your inquiry regarding whether such investments include or included any securities subject to periodic auctions, as stated above, our investments in funds at The Reserve consisted entirely of shares in money market or other money funds, and did not include any direct investments in auction-rate securities. Further, we do not believe it would be appropriate to “look through” our investment in shares of The Reserve money funds to the securities underlying those funds in order to determine the investments’ classification as cash equivalents in our financial statements. This is consistent with the guidance in FASB Staff Position (FSP) No. FAS 115-1/124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” which states that “investors shall not ‘look through’ the form of their investment to the nature of the securities held by an investee. For example, an investment in shares of a mutual fund that invests primarily in debt securities would be assessed for impairment as an equity security under this FSP.”
     We intend to modify our disclosure in future periodic report filings in order to clarify why we classify these investments as current (or noncurrent if developments indicate that redemption will not occur within one year of our reporting date) and to clarify why such investments were classified as cash equivalents in comparable periods presented. Such modified disclosure will be to the following effect:
At September 30, 2008, we held investments with a principal balance totaling approximately $39,095,000 in money market and other money funds at The Reserve, an investment management company specializing in such funds. The substantial majority of our investment was held in the Reserve International Liquidity Fund, Ltd. On September 15, 2008, Lehman Brothers Holdings Inc. filed for bankruptcy protection. Shortly thereafter, the Reserve announced that it was closing certain of its money funds, some of which owned Lehman Brothers securities, and was suspending redemptions from and purchases of certain funds, including The Reserve International Liquidity Fund. As a result of the temporary suspension of redemptions and the uncertainty as to the timing of such redemptions, which we currently understand may be further delayed by shareholder lawsuits, we have classified our investments in The Reserve funds as medium-term investments in the accompanying Condensed Consolidated Balance Sheet as of September 30, 2008. Based on public statements issued by The

John Lucas
January 15, 2009

Reserve and the maturity dates of the underlying investments, we believe that proceeds from the liquidation of the money funds in which we have investments will be received within one year from the date of the accompanying Condensed Consolidated Balance Sheet and, therefore, such investments have been classified as current. In addition, we recognized a charge of $2,103,000 (included in other income (expense), net) during the third quarter of 2008 to reduce the principal balance to an estimate of the fair value of our investment in these funds. This reduction resulted in a principal balance as of September 30, 2008 of $36,992,000 as reported on our accompanying Condensed Consolidated Balance Sheet at such date. See Note 8 for further discussion of the fair value determination. Prior to The Reserve’s announcement that it intended to close certain money funds and suspend redemptions, our investments in such funds could be readily converted to known amounts of cash and accrued interest at variable market rates. Accordingly, these investments, which amounted to $25,780,000 and $22,375,000 as of December 31, 2007 and September 30, 2007, respectively, were classified as cash equivalents in the accompanying Condensed Consolidated Balance Sheets at such dates.
Note 10. Shareholders’ Equity, Page 13
     3. We note that the selling shareholder qualifies as a variable interest entity and that you are the primary beneficiary. Please clarify the nature and chronological order of the transactions whereby you issued 798,859 shares of common stock and the selling shareholder assumed the rights and obligations under the asset purchase agreement. In doing so, please tell us whether you sold your shares for cash or issued them in an exchange for the production facility. Finally, please tell us the terms of your current ownership rights and obligations to the production facility in DeKalb County, Illinois.
     During the spring of 2008, the Company negotiated an Asset Purchase Agreement to acquire substantially all of the assets of the Seller, including the production facility located in DeKalb County, Illinois. Immediately prior to executing the Asset Purchase Agreement, the Company determined to utilize a reverse Section 1031 exchange under the Internal Revenue Code. Accordingly, the Company and the Seller executed the Asset Purchase Agreement, and the Company then assigned its obligations under the Asset Purchase Agreement to an EAT (defined below).
     In a reverse Section 1031 exchange, the acquisition of assets by the Company occurs before the sale of assets by the Company. Pursuant to its agreement with the Department of Justice, the Company was obligated to divest certain assets in connection with its acquisition of Florida Rock Industries, Inc., but had not finally closed the divestiture transactions. In order to facilitate a reverse Section 1031 exchange, an entity legally separate from the Company was established to acquire and “hold” the purchased assets until the Company identified and sold the divested assets. These separate legal entities designed to facilitate a reverse Section 1031

John Lucas
January 15, 2009

exchange are referred to as an exchange accommodation titleholder (EAT). Once the assets have been divested (or if the time required for such divestiture has lapsed), the EAT dissolves under its own terms and its assets and liabilities revert to the Company.
     In chronological order, the Company and the Seller executed the Asset Purchase Agreement, followed by the EAT’s assumption of the Company’s rights and obligations under the Asset Purchase Agreement, which meant the EAT was required to pay to the owner/seller of the business the agreed-upon purchase price. The assignment and assumption agreement between the EAT and the Company specified that the Company would provide sufficient consideration to fund the EAT’s purchase of the assets under the Asset Purchase Agreement, through a combination of loaned funds and the issuance of shares of the Company’s common stock. The Company issued the shares of the Company’s common stock in a private placement to the EAT and then registered the shares for public resale by the EAT. The EAT transferred loaned funds and proceeds from the sale of the shares of the Company’s common stock to the Seller in exchange for the assets of the Seller. To the extent the EAT utilized the cash loaned to the EAT by the Company to complete the acquisition of the assets, the EAT was to utilize proceeds from the sale of the shares of the Company’s common stock to repay the loan. The Company and the EAT then entered into a lease agreement whereby the Company obtained all the rights, risks and rewards of ownership of the assets acquired. The EAT maintained legal ownership of the assets acquired until it was dissolved during the fourth quarter of 2008, at which time legal ownership was transferred to the Company.
     Because the EAT’s financial position, results of operations and cash flows were fully consolidated into the financial statements of the Company as of and for the nine months ended September 30, 2008, we presented the transaction in our financial statements as follows:
1) Cash proceeds from the issuance of common stock in the open market.
2) Acquisition of an aggregates production facility in exchange for cash.
Although the issuance of Company common stock and the acquisition of the aggregates production facility are presented as separate transactions in the financial statements, we believe that the nature of the transaction, the utilization of the EAT, and our intent that the EAT fund the acquisition of the aggregates production facility with the Company’s common stock warranted disclosure and an explanation of how the proceeds of the sale of the Company’s common stock by the EAT were utilized. We believe that the disclosure presented in our Form 10-Q adequately described the nature of the transaction and the then current status of the variable interest entity.
     We intend to expand our disclosure in future periodic report filings to state that the EAT was dissolved during the fourth quarter of 2008 and that upon its dissolution, the Company obtained full legal title to the assets acquired.

John Lucas
January 15, 2009

Note 4. Controls and Procedures, page 38
     4. We note your disclosure that there were no changes to your internal controls over financial reporting that could affect these controls during the third quarter of 2008, “except for the continuing changes in the internal controls over financial reporting of Florida Rock . . .” Please modify to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.
     We hereby confirm that there were no changes in the Company’s internal control over financial reporting that occurred during the Company’s fiscal quarter ended September 30, 2008 that materially affected, or were reasonably likely to materially affect, the Company’s internal control over financial reporting.
     At September 30, 2008, we excluded from the scope of our assessment of internal controls over financial reporting the acquired Florida Rock operations. The additional “except for” disclosure regarding Florida Rock was intended to increase transparency to the user of the financial statements by distinguishing between changes in internal controls over financial reporting for legacy operations (which were included in our assessment and for which there were no material changes) and to reiterate our disclaimer of an assessment of the system of internal controls over financial reporting of the acquired Florida Rock operations (for which there continued to be changes, although such changes were out of the scope of our assessment for the third quarter of 2008). As indicated in our disclosure, we continue to make changes to the internal controls and procedures of Florida Rock as we incorporate their legacy system of internal controls into ours, and we expect such controls to be reviewed, evaluated and reported upon by our management at December 31, 2008. We will disclose in our Annual Report on Form 10-K for the year ended December 31, 2008 whether or not there were changes in internal control over financial reporting that materially affected or are reasonably likely to materially affect internal control over financial reporting during the last fiscal quarter ended December 31, 2008.
Exhibits 31(a) and 31(b)
     5. In future filings, please use the exact form of certification in Item 601(b)(31) of Regulation S-K.
     We will undertake to use the exact form of certification in Item 601(b)(31) of Regulation S-K in future periodic reports.
Schedule 14A Filed on March 28, 2008
Transactions with Related Persons, page 17

John Lucas
January 15, 2009

     6. You state that “In determining that [the transaction involving the law firm of Mr. James’s brother-in-law and Mr. Carroll’s son] is not a material relationship involving Mr. James or Mr. Carroll, the Board determined that payments made by our company to the firm represented less than 2% of the firm’s consolidated gross revenues, and the revenues from our company received by Mr. James’ brother-in-law and Mr. Carroll’s son as a result of their status as partners were not material.” Please tell us the dollar value of these transactions. Please also tell us whether Mr. James’s brother-in-law or Mr. Carroll’s son had any interest in the transactions other than their proportional interest in the firm’s revenues. For example, did these men receive billing credit or a larger percentage of the legal fees paid by you? We may have further comment.
     We have confirmed the following with our outside counsel. According to their billing records, we paid the firm an amount that constituted less than 1% of the firm’s consolidated gross revenue in 2007. Additionally, the fees paid to this firm constituted approximately 3% of the total legal fees paid by the Company to outside counsel for that calendar year.
     In calendar year 2007, Phillip J. Carroll, III, a partner in the firm and the son of a board member of the Company, performed no work on matters involving the Company. In calendar year 2007, Patrick H. Graves, Jr., a partner in the firm and brother-in-law of Donald M. James, Chairman and Chief Executive Officer of the Company, worked 15.90 hours on matters involving the Company and for this work the Company was billed by, and paid to, the firm $4,242.12.
     Neither Mr. Carroll nor Mr. Graves now has or has had in the past any interest in matters handled by the firm for the Company other than their proportional interest in the firm’s revenues. Further, neither Mr. Carroll nor Mr. Graves received billing credit or a larger percentage of the legal fees paid by the Company to the firm.
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     Based upon the foregoing representations and undertakings for future filings, we do not believe that any amendment of previous filings is required.
     Additionally, as requested by the Staff, we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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John Lucas
January 15, 2009

     If you have any questions regarding the above responses, please do not hesitate to call the undersigned at (205) 298-3309.

Sincerely,

/s/ Robert A. Wason IV

Robert A. Wason IV Senior Vice President and General Counsel